Exhibit 99.1

Gaotu Techedu Announces Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

Beijing, China, February 27, 2024 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a technology-driven education company and online large-class tutoring service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter 2023 Highlights[1]

•
Net revenues were RMB761.0 million, increased by 20.9% from RMB629.6 million in the same period of 2022.
•
Gross billings[2] were RMB1,278.1 million, increased by 28.1% from RMB997.4 million in the same period of 2022.
•
Loss from operations was RMB187.9 million, compared with RMB13.2 million in the same period of 2022.
•
Net loss was RMB119.6 million, compared with net income of RMB70.6 million in the same period of 2022.
•
Non-GAAP net loss was RMB104.0 million, compared with non-GAAP net income of RMB87.4 million in the same period of 2022.
•
Net operating cash inflow was RMB491.5 million, increased by 3.1% from RMB476.7 million in the same period of 2022.

Fourth Quarter 2023 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended December 31,
	2022	2023	Pct. Change
Net revenues	629,631	761,014	20.9%
Gross billings	997,439	1,278,132	28.1%
Loss from operations	(13,248)	(187,915)	1,318.4%
Net income/(loss)	70,613	(119,649)	(269.4)%
Non-GAAP net income/(loss)	87,392	(103,970)	(219.0)%
Net operating cash inflow	476,698	491,493	3.1%

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

Fiscal Year Ended December 31, 2023 Highlights

•
Net revenues were RMB2,960.8 million, increased by 18.5% from RMB2,498.2 million in the same period of 2022.
•
Gross billings were RMB3,338.8 million, increased by 31.7% from RMB2,534.2 million in the same period of 2022.
•
Loss from operations was RMB149.0 million, compared with RMB118.1 million in the same period of 2022.
•
Net loss was RMB7.3 million, compared with net income of RMB13.2 million in the same period of 2022.
•
Non-GAAP net income was RMB51.1 million, compared with RMB135.8 million in the same period of 2022.
•
Net operating cash inflow was RMB353.7 million, increased by 548.4% from RMB54.5 million in the same period of 2022.

Fiscal Year 2023 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	Fiscal Year ended December 31,
	2022	2023	Pct. Change
Net revenues	2,498,214	2,960,813	18.5%
Gross billings	2,534,244	3,338,750	31.7%
Loss from operations	(118,052)	(149,006)	26.2%
Net income/(loss)	13,172	(7,298)	(155.4)%
Non-GAAP net income	135,826	51,055	(62.4)%
Net operating cash inflow	54,545	353,697	548.4%

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “During the past quarter, we continued to bolster our core business strengths while simultaneously pushing the boundaries of new initiatives. We observed a notable uptick in demand for high-quality educational products and learning services and our deep industry insights, exceptional organizational capabilities and well-established teacher recruitment and training systems have provided a robust foundation for the sustainable development of our business. Our net revenues increased 20.9% year-over-year to RMB761.0 million, exceeding our expectations. Our gross billings grew 28.1% year-over-year to approximately RMB1.3 billion, indicating an accelerating growth trend compared to prior quarters. We expect this accelerating momentum of our business to continue.

We have full confidence in Gaotu's prospects for 2024 and for the further future. Moving forward, we believe that we can achieve promising topline growth while enhancing profitability by consistently delivering top-notch educational products and learning services, thus generating long-term value for both our shareholders and society.”

Shannon Shen, CFO of the Company, added, “During the quarter, our business entered a healthy phase of rapid and sustainable expansion. Our traditional learning services continue to maintain a leading edge in the online space while our new initiatives focused on non-academic tutoring have shown excellent growth momentum. For the full year of 2023, the gross billings for traditional services combined with new initiatives achieved nearly 50% year-over-year growth. This outcome was underpinned by a combination of top-notch educational products and high-caliber learning services. Benefiting from ongoing improvements in operational efficiency, our net operating cash inflow reached RMB491.5 million, while our cash, cash equivalents, restricted cash, withdrawable cash balance on third-party payment platforms as well as short and long-term investments exceeded RMB4.0 billion, laying solid groundwork for the long-term growth of our business.

By strengthening our core competencies, we were able to swiftly deploy resources based on changes in the market environment and user demand. We will continue to execute stock buybacks in accordance with the guidance of the board of directors, and create long-term value for our shareholders.”

Financial Results for the Fourth Quarter of 2023

Net Revenues

Net revenues increased by 20.9% to RMB761.0 million from RMB629.6 million in the fourth quarter of 2022, which was mainly due to the continuous year-over-year growth of gross billings in 2023 as a result of our sufficient and effective response to the strong market demand.

Cost of Revenues

Cost of revenues increased by 42.9% to RMB227.7 million from RMB159.3 million in the fourth quarter of 2022. The increase was mainly due to the growth of labor cost of instructors and tutors, as well as the increase of learning materials cost.

Gross Profit and Gross Margin

Gross profit increased by 13.4% to RMB533.3 million from RMB470.3 million in the fourth quarter of 2022. Gross profit margin decreased to 70.1% from 74.7% in the same period of 2022.

Non-GAAP gross profit increased by 13.4% to RMB537.2 million from RMB473.9 million in the fourth quarter of 2022. Non-GAAP gross profit margin decreased to 70.6% from 75.3% in the same period of 2022.

Operating Expenses

Operating expenses increased by 49.1% to RMB721.2 million from RMB483.6 million in the fourth quarter of 2022. The increase was primarily due to the growth of labor expenses, as well as a higher expenditure on marketing and branding activities.

•
Selling expenses increased to RMB465.7 million from RMB289.8 million in the fourth quarter of 2022.
•
Research and development expenses increased to RMB136.0 million from RMB111.4 million in the fourth quarter of 2022.
•
General and administrative expenses increased to RMB119.5 million from RMB82.4 million in the fourth quarter of 2022.

(Loss)/income from Operations

Loss from operations was RMB187.9 million, compared with loss from operations of RMB13.2 million in the fourth quarter of 2022.

Non-GAAP loss from operations was RMB172.2 million, compared with non-GAAP income from operations of RMB3.5 million in the fourth quarter of 2022.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB23.9 million, compared with a total of RMB22.4 million in the fourth quarter of 2022.

Other Income

Other income was RMB32.8 million, compared with RMB26.9 million in the fourth quarter of 2022.

Net (Loss)/income

Net loss was RMB119.6 million, compared with net income of RMB70.6 million in the fourth quarter of 2022.

Non-GAAP net loss was RMB104.0 million, compared with non-GAAP net income of RMB87.4 million in the fourth quarter of 2022.

Cash Flow

Net operating cash inflow in the fourth quarter of 2023 was RMB491.5 million.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both RMB0.46 in the fourth quarter of 2023.

Non-GAAP basic and diluted net loss per ADS were both RMB0.40 in the fourth quarter of 2023.

Share Outstanding

As of December 31, 2023, the Company had 172,111,890 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash, Short-term and Long-term Investments and Withdrawable Cash Balance on Third-party Payment Platforms

As of December 31, 2023, the Company had cash and cash equivalents, restricted cash, short-term and long-term investments and withdrawable cash balance on third-party payment platforms of RMB4,025.2 million in aggregate, compared with a total of RMB3,768.3 million as of December 31, 2022.

Withdrawable cash balance on third-party payment platforms consisted of cash payments received from students but held by third-party payment platforms such as WeChat Pay and Alipay, which are highly liquid and can be quickly converted into cash and cash equivalents.

Financial Results for the Fiscal Year of 2023

Net Revenues

Net revenues increased by 18.5% to RMB2,960.8 million from RMB2,498.2 million in 2022. The increase was mainly due to the growth of gross billings in 2023.

Cost of Revenues

Cost of revenues increased by 12.7% to RMB790.2 million from RMB701.1 million in 2022. The increase was mainly due to the growth of labor cost of instructors and tutors, as well as the increase of learning materials cost, which was partially offset by the decrease of share-based compensation cost.

Gross Profit and Gross Margin

Gross profit increased by 20.8% to RMB2,170.6 million from RMB1,797.2 million in 2022. Gross profit margin increased to 73.3% from 71.9% in 2022.

Non-GAAP gross profit increased by 18.7% to RMB2,183.6 million from RMB1,839.7 million in 2022. Non-GAAP gross profit margin increased to 73.7% from 73.6% in 2022.

Operating Expenses

Operating expenses increased by 21.1% to RMB2,319.6 million from RMB1,915.2 million in 2022. The increase was primarily due to the growth of labor expenses, as well as a higher expenditure on marketing and branding activities, which was partially offset by the decrease of share-based compensation expenses.

•
Selling expenses increased to RMB1,501.2 million from RMB1,179.8 million in 2022.
•
Research and development expenses increased to RMB462.0 million from RMB445.1 million in 2022.
•
General and administrative expenses increased to RMB356.4 million from RMB290.3 million in 2022.

(Loss)/income from Operations

Loss from operations was RMB149.0 million, compared with loss from operations of RMB118.1 million in 2022.

Non-GAAP loss from operations was RMB90.7 million, compared with non-GAAP income from operations of RMB4.6 million in 2022.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB107.1 million, compared with a total of RMB63.6 million in 2022.

Other Income

Other income was RMB54.5 million, compared with RMB51.9 million in 2022.

Net (Loss)/income

Net loss was RMB7.3 million, compared with net income of RMB13.2 million in 2022.

Non-GAAP net income was RMB51.1 million, compared with non-GAAP net income of RMB135.8 million in 2022.

Cash Flow

Net operating cash inflow in 2023 was RMB353.7 million.

Basic and Diluted Net (Loss)/income per ADS

Basic and diluted net loss per ADS were both RMB0.03 in 2023.

Non-GAAP basic and diluted net income per ADS were both RMB0.19 in 2023.

Share Repurchase

In November 2022, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$30 million worth of its shares, effective until November 22, 2025. In November 2023, the Company's board of directors authorized modifications to its existing share repurchase program, increasing the aggregate value of shares that may be repurchased from US$30 million to US$80 million, effective until November 22, 2025.

As of December 31, 2023, the Company had cumulatively repurchased approximately 4.9 million ADSs for approximately US$12.4 million under its existing share repurchase program.

In November 2022, Mr. Larry Xiangdong Chen, the Company's founder, Chairman and CEO, announced his plan to personally purchase up to US$20 million of the Company's shares. In 2023, Mr. Larry Xiangdong Chen, had cumulatively purchased approximately 0.88 million ADSs under the existing purchase plan.

Business Outlook

Based on the Company’s current estimates, total net revenues for the first quarter of 2024 are expected to be between RMB908 million and RMB928 million, representing an increase of 28.4% to 31.2% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, February 27, 2024 (9:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

United States: 1-888-317-6003

Hong Kong: 800-963-976

Mainland China: 400-120-6115

Passcode: 4247479

A telephone replay will be available two hours after the conclusion of the conference call through March 5, 2024. The dial-in details are:

International: 1-412-317-0088

United States: 1-877-344-7529

Passcode: 8489727

Additionally, a live and archived webcast of this conference call will be available at http://ir.gaotu.cn/home.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers learning services and educational content & digitalized learning products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates every aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and a significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB7.0999 to USD1.0000, the effective noon buying rate for December 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 29, 2023, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852-2232-3978

E-mail: gotu@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	819,911	636,052	89,586
Restricted cash	22	33,901	4,775
Short-term investments	2,923,864	2,253,910	317,457
Inventory, net	22,783	24,596	3,464
Prepaid expenses and other current assets	399,897	638,248	89,895
Total current assets	4,166,477	3,586,707	505,177

Non-current assets
Operating lease right-of-use assets	83,663	189,662	26,713
Property, equipment and software, net	552,032	533,531	75,146
Land use rights, net	27,373	26,568	3,742
Long-term investments	-	1,029,632	145,021
Deferred tax assets	15,679	11,312	1,593
Rental deposit	9,502	17,742	2,499
Other non-current assets	21,449	18,155	2,557
TOTAL ASSETS	4,876,175	5,413,309	762,448

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB367,477 and RMB484,222 as of December 31, 2022 and December 31, 2023, respectively)	662,189	805,032	113,386
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	906,914	1,113,480	156,830
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB21,281 and RMB34,401 as of December 31, 2022 and December 31, 2023, respectively)	38,326	50,494	7,112
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of RMB260 and RMB4,210 as of December 31, 2022 and December 31, 2023, respectively)	1,793	4,278	603
Total current liabilities	1,609,222	1,973,284	277,931

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	52,419	124,141	17,485
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB17,457 and RMB121,277 as of December 31, 2022 and December 31, 2023, respectively)	44,198	137,652	19,388
Deferred tax liabilities(including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB74,341 and RMB71,850 as of December 31, 2022 and December 31, 2023, respectively)	74,507	71,967	10,136
TOTAL LIABILITIES	1,780,346	2,307,044	324,940

SHAREHOLDERS’ EQUITY
Ordinary shares	115	116	16
Treasury stock, at cost	-	(85,178)	(11,997)
Additional paid-in capital	7,915,899	7,987,957	1,125,080
Accumulated other comprehensive loss	(64,062)	(33,209)	(4,677)
Statutory reserve	40,380	50,225	7,074
Accumulated deficit	(4,796,503)	(4,813,646)	(677,988)
TOTAL SHAREHOLDERS’ EQUITY	3,095,829	3,106,265	437,508

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	4,876,175	5,413,309	762,448

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	629,631	761,014	107,187	2,498,214	2,960,813	417,022
Cost of revenues	(159,302)	(227,719)	(32,074)	(701,050)	(790,207)	(111,298)
Gross profit	470,329	533,295	75,113	1,797,164	2,170,606	305,724
Operating expenses:
Selling expenses	(289,812)	(465,686)	(65,591)	(1,179,760)	(1,501,200)	(211,440)
Research and development expenses	(111,401)	(136,046)	(19,162)	(445,117)	(462,043)	(65,077)
General and administrative expenses	(82,364)	(119,478)	(16,828)	(290,339)	(356,369)	(50,194)
Total operating expenses	(483,577)	(721,210)	(101,581)	(1,915,216)	(2,319,612)	(326,711)
Loss from operations	(13,248)	(187,915)	(26,468)	(118,052)	(149,006)	(20,987)
Interest income	7,600	18,603	2,620	21,370	75,829	10,680
Realized gains from investments	14,778	5,269	742	42,264	31,230	4,399
Other income	26,922	32,776	4,616	51,885	54,471	7,672
Income/(loss) before provision for income tax and share of results of equity investees	36,052	(131,267)	(18,490)	(2,533)	12,524	1,764
Income tax benefits/(expenses)	34,561	11,618	1,636	15,705	(10,657)	(1,501)
Share of results of equity investees	-	-	-	-	(9,165)	(1,291)
Net income/(loss)	70,613	(119,649)	(16,854)	13,172	(7,298)	(1,028)
Net income/(loss) attributable to Gaotu Techedu Inc.'s ordinary shareholders	70,613	(119,649)	(16,854)	13,172	(7,298)	(1,028)
Net income/(loss) per ordinary share
Basic	0.41	(0.69)	(0.10)	0.08	(0.04)	(0.01)
Diluted	0.40	(0.69)	(0.10)	0.07	(0.04)	(0.01)
Net income/(loss) per ADS
Basic	0.27	(0.46)	(0.07)	0.05	(0.03)	(0.00)
Diluted	0.27	(0.46)	(0.07)	0.05	(0.03)	(0.00)
Weighted average shares used in net income/(loss) per share
Basic	172,754,938	172,545,719	172,545,719	172,254,080	173,725,790	173,725,790
Diluted	176,653,111	172,545,719	172,545,719	175,991,484	173,725,790	173,725,790

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	629,631	761,014	107,187	2,498,214	2,960,813	417,022
Less: other revenues(1)	11,600	25,237	3,555	62,104	87,912	12,382
Add: VAT and surcharges	38,716	46,509	6,551	153,052	181,001	25,493
Add: ending deferred revenue	959,333	1,237,621	174,315	959,333	1,237,621	174,315
Add: ending refund liability	60,597	67,157	9,459	60,597	67,157	9,459
Less: beginning deferred revenue	638,426	761,301	107,227	996,218	959,333	135,119
Less: beginning refund liability	40,812	47,631	6,709	78,630	60,597	8,535
Gross billings	997,439	1,278,132	180,021	2,534,244	3,338,750	470,253

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended December 31,			For the year ended December 31,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	470,329	533,295	75,113	1,797,164	2,170,606	305,724
Share-based compensation expenses(1) in cost of revenues	3,572	3,862	544	42,490	12,959	1,825
Non-GAAP gross profit	473,901	537,157	75,657	1,839,654	2,183,565	307,549

Loss from operations	(13,248)	(187,915)	(26,468)	(118,052)	(149,006)	(20,987)
Share-based compensation expenses(1)	16,779	15,679	2,208	122,654	58,353	8,219
Non-GAAP income/(loss) from operations	3,531	(172,236)	(24,260)	4,602	(90,653)	(12,768)

Net income/(loss)	70,613	(119,649)	(16,854)	13,172	(7,298)	(1,028)
Share-based compensation expenses(1)	16,779	15,679	2,208	122,654	58,353	8,219
Non-GAAP net income/(loss)	87,392	(103,970)	(14,646)	135,826	51,055	7,191

Note (1): The tax effects of share-based compensation expenses adjustments were nil.